May 12, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. John Reynolds

Re:	Millennium Healthcare Inc.

Amendment to Form 10

Filed March 7, 2014

File No. 000-55009

Dear Mr. Reynolds:

Millennium HealthCare Inc. (the “Company”) hereby submits a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated March 21, 2014, addressed to the Company’s Chief Executive Officer, Dominick Sartorio, with respect to the Company’s Amendment No. 2 to its Registration Statement on Form 10 filed with the Securities and Exchange Commission on March 7, 2014, file number 000-55009 (“Registration Statement”). On behalf of the Company, we confirm that the Company will incorporate the Staff’s comments, as applicable, in future filings.

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Staff Comment:

General

1.	We note your response to comment 1 in our letter dated December 30, 2013 and reissue the comment. Please revise your disclosure accordingly.

Response:

The following has been added and disclosed in Item 2 Financial Information:

In May 2013, the Company’s medical device subsidiary, Millennium Medical Devices, entered into a distribution agreement with Atossa Genetics Inc. (“Atossa”) for the distribution of Atossa’s ForeCYTE Breast Health devices, which consist of the patented MASCT pump and ForeCYTE patient collection kits. Material terms of the agreement include automatic term renewals for one year, minimum purchase commitments of 40 units for May 2013, 80 units for May 2014 and 120 units for May 2015. The agreement also provides for a minimum monthly fixed service fee earned by the Company through April 2016. Also please see Exhibit 10.1 Distribution and Marketing Services Agreement by and between Millennium Medical Devices LLC and Atossa Genetics Inc. as filed for further agreement details.

The Company entered into a Medical Records Coding Agreement as of February 1, 2013 with CDx Diagnostics, Inc., whereby the Company (through its Coding & Billing subsidiary) will review coded medical records provided by CDx Diagnostics, Inc. and review assignments of ICD-9-CM and ICD-10-CM, when implemented and review the coding of principal diagnosis, secondary diagnosis, principal procedure and secondary procedures. Material terms of the agreement include a term of five years in which the Company will be paid a fee per chart based on a sliding scale of corresponding CPT codes and bill for such services on a monthly basis. Also please see Exhibit 10.2 Medical Records Coding Agreement by and between Millennium Coding & Billing Inc. and CDx Diagnostics Inc. for further agreement details.

On May 1, 2013, the Company’s medical device subsidiary, Millennium Medical Devices, entered into a master purchase supply and distribution agreement with Heart Smart Inc. (“Heart Smart”) for the distribution of Heart Smart’s VasoScan assessment device. Material terms of the agreement include automatic term renewals for one year, purchase and pricing commitments at an initial purchase of 14 units, then at 15-50 units, then at 51-100 units, then at 101-200 units and at 201 or more units. The agreement also provides for no minimum purchase obligation and full licensing privileges along with the commitment to pay for each order placed by the Company at time of delivery until credit terms are secured with the manufacturer. Also please see Exhibit 10.3 Master Purchase, Supply and Distribution Agreement by and between Millennium Medical Devices LLC and Heart Smart Inc. as filed for further agreement details.

The Company entered into a Purchase, Supply and Distribution Agreement as of February 1, 2013 with CDx Diagnostics, Inc., whereby the Company (through its Medical Device subsidiary) will purchase from CDx Diagnostics, Inc. its patented OralCDx Brush Test Kits, and market, distribute and sell the units in the United States and its territories and possessions. Material terms of the agreement include an agreement term running through March 31, 2023, minimum purchase commitments at February 2013 through August 2022 and minimum sales commitments at April 2013 through March 2023. The agreement also provides for the Company to be the only distributor of the product for the territory and covered market. Also please see Exhibit 10.14 Purchase, Supply and Distribution Agreement between Millennium Medical Devices LLC and CDx Diagnostics Inc. as filed for further agreement details.

On June 18, 2013, the Company’s medical device subsidiary, Millennium Medical Devices, entered into a master purchase supply and distribution agreement with eWellness Corporation (“eWellness”) for the distribution of eWellness’ distance monitored physical therapy programs. Material terms of the agreement include a term of 25 years with automatic annual renewals and include the states of Maine, New Hampshire, Massachusetts, Rhode Island, Connecticut, New York, New Jersey, Delaware, Maryland North Carolina, Georgia and Florida. The agreement also provides for an equity earn in in which for certain levels of revenue dollars achieved by the Company eWellness will issue certain amounts of its restricted common shares (to a maximum of 10% of eWellness’ issued and outstanding shares) to the Company. Also please see Exhibit 10.32 Supply and Distribution Agreement between Millennium Healthcare Inc. and eWellness Corporation as filed for further agreement details.

Staff Comment:

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 38

Director independence and related transactions, page 38

2.	We note your response to comment 6. Please provide the information required by Item 404 of Regulation S-K, or tell us why the information is not required.

Response:

The following has been added and disclosed in Item 7 Certain Relationships and Related Transactions, and Director Independence:

Commencing in the year ended December 31, 2013 the Company retained an entity wholly owned by Elizabeth Sartorio, the spouse of the Chief Executive Officer of the Company, to furnish support and administrative type consulting services and an entity wholly owned by Kristine Urbano, the spouse of the Chief Financial Officer of the Company, to furnish bookkeeping/accounting, support and administrative type consulting services. These services do not consist of any executive, officer or directorship responsibilities. For the year ending December 31, 2013, consulting expenses related to these services were $25,000 and $15,500, respectively.

Staff Comment:

Consolidated Financial Statements

Segment Information, pages F-16 and F-58

3.	We note your response to prior comments 10 and 12. Your segments are Coding, Device and Vascular. You appear to have acquired much of your operations in these three segments when you acquired Millennium Healthcare Solutions in June 2011. However, you have not allocated any of the goodwill from this acquisition to these segments. Instead, it appears you allocated the entire goodwill amount related to this acquisition to Corporate, which doesn’t appear to be in an operating segment. All of your goodwill must be allocated to specific reporting units. A reporting unit must be an operating segment or one level below an operating segment. Please provide us the analysis you performed to determine that it was appropriate to allocate goodwill to Corporate, rather than your operating segments. In doing so, please provide us in your response both (a) an explanation of how you determined Corporate meets the criteria in ASC 350-20-35-33 through 35-38 to be a reporting unit and (b) your specific methodology and rationale for assigning goodwill from this acquisition to each reporting unit per ASC 350-20-35-41 through 35-44.

Response:

The Company determined, after further review, that the goodwill acquired in the 2011 acquisition of Millennium Healthcare Solutions applied substantially to the Coding segment of its business. It was, at that time, the segment in which the Company intended to concentrate on for its future growth prospects.

Staff Comment:

4.	Please tell us how you determine the fair value of Corporate for goodwill impairment testing when it appears that Corporate would have little or no projected revenues or earnings in the future. Please also tell us how your fair value estimation method complies with your goodwill accounting policy.

Response:

As explained in Note 2 of our audited notes to consolidated financial statements and disclosed in our audited consolidated statement of operations as of and for the year ended December 31, 2013 management decided to initiate a strategic change in the business operations of the Company. In connection therewith, management decided to focus its future efforts on the development of its medical device distribution business and to phase out its existing businesses.

As a result, the Company has impaired its goodwill, other net intangible assets and certain fixed assets aggregating $4,046,826 which were acquired in acquisitions consummated in 2011.

Staff Comment:

Note 11 - Fair Value Measurements, page F-87

5.	You agreed, in your response to prior comment 15, that you will provide additional disclosure to provide the effect of your level 3 fair value measurements on earnings or other comprehensive income for the interim period ended September 30, 2013. Please refer us to the specific section in your amendment No. 2 to the Form 10 filed on March 7, 2014 where you provided such information. If this disclosure was not included in your filing, please revise your filing to provide such information.

Response:

We have updated our financial statements included in the Form 10-12G/A for the years ended December 31, 2013 and 2012. This disclosure has been included in these audited financial statements and further explained in Note 9 of our audited notes to consolidated financial statements.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Andrea Cataneo at (212) 930-9700.

Very truly yours,

Millennium Healthcare Inc.

By:	/s/ Dominick Sartorio
Chief Executive Officer